SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Nurlan Abduov

100 Gagarin Street, Apt. 142, Almaty, Kazakhstan

+41 44 287 24 52

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Nurlan Abduov
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	4,538,737
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	4,538,737
11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,538,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		9.6%
14	Type of Reporting Person		IN

* Number of shares reflects 9.6% of 47,460,032, which was the number of the outstanding shares of Common Stock as of March 30, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Beno Distribution, Ltd.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds		AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	4,538,737*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	4,538,737*
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,538,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		9.6%
14	Type of Reporting Person		OO

* Number of shares reflects 9.6% of 47,460,032, which was the number of the outstanding shares of Common Stock as of March 30, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. K 1 Holding Limited
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds		AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		0%
14	Type of Reporting Person		OO

* On April 13, 2015, K 1 Holding Limited sold all of the shares of Common Stock of Net Element, Inc. held by K 1 Holding Limited. Therefore, K 1 Holding Limited no longer owns any shares of Common Stock of Net Element, Inc.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Nurlan Abduov, Beno Distribution, Ltd., a company organized and existing under the laws of the British Virgin Islands (“Beno”) and K 1 Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“K 1 Holding”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on October 14, 2014 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 1 is being filed by the Reporting Persons to report that K 1 Holding sold 2,518,688 of its shares of Common Stock in the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

On April 13, 2015, K1 Holding sold 2,518,688 of its shares of Common Stock in the Company to Mayor Trans Ltd., a company incorporated in the Republic of Seychelles (“Mayor Trans”), for $2.00 per share, pursuant to a Stock Purchase Agreement dated April 13, 2015 by and between K 1 Holding and Mayor Trans.

Item 5. Interest in Securities of Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Beno is the beneficial owner of 4,538,737 shares of Common Stock of the Company, representing approximately 9.6% of the outstanding shares of Common Stock (based on 47,460,032 shares outstanding as of March 30, 2015, as reported in the Company’s Form 10-K for the year ended December 31, 2014) and has sole voting power and sole dispositive power with respect to such shares. Nurlan Abduov, as the sole shareholder of Beno, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Beno and has shared voting power and shared dispositive power with respect to such shares. As of the date hereof, K 1 Holding no longer owns any shares of Common Stock of the Company.

(c) None of Nurlan Abduov, Beno or K 1 Holding has effected any transaction in the Common Stock in the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit 99.4	Stock Purchase Agreement, dated April 13, 2015, by and between K 1 Holding and Mayor Trans.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 15, 2015	/s/ Nurlan Abduov
Nurlan Abduov

Date: April 15, 2015	BENO DISTRIBUTION, LTD.

	By:	/s/ Andrew T. Moustras
Andrew T. Moustras, Director

Date: April 15, 2015	K 1 HOLDING LIMITED

	By:	/s/ Andrew T. Moustras
Andrew T. Moustras, Director

EXHIBIT INDEX

Exhibit 99.4	Stock Purchase Agreement, dated April 13, 2015, by and between K 1 Holding and Mayor Trans.